Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 10, 2021 AT 3 P.M. LUXEMBOURG TIME
AT THE REGISTERED OFFICE LOCATED AT 37A AVENUE J. F. KENNEDY, L-1855
LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Nexa Resources S.A.

37A, Avenue J. F. Kennedy
L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

April 30, 2021

Dear Shareholder,

You are cordially invited to attend the 2021 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Nexa Resources S.A. (the “Company”) and an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “Meetings”) to be held at 3 p.m. Luxembourg time on June 10, 2021 at the Company’s registered office located at 37A Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Annual General Meeting and the Extraordinary General Meeting is set out in the attached Convening Notice and Proxy Statement.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business (EDT) on April 28, 2021 as the record date for both the Annual General Meeting and the Extraordinary General Meeting (the “Record Date”), and only holders of record of common shares at such time will be entitled to notice of or to vote at the Meetings or any adjournment(s) or postponement(s) thereof.

If you are unable to attend the Annual General Meeting and/or the Extraordinary General Meeting or you wish to be represented, please authorize a proxy to vote your common shares in accordance with the instructions you received. This will not prevent you from voting your common shares in person if you subsequently choose to attend our Annual General Meeting or the Extraordinary General Meeting or both (subject to compliance with the procedures set forth in the Proxy Statement and the requirements under applicable law).

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 4th, 2021 in order for such votes to be taken into account.

As a shareholder of the Company, it is very important that you read the accompanying materials carefully and then vote your common shares promptly.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Jaime Ardila Chair of the Board of Directors

Nexa Resources S.A.

37A, Avenue J. F. Kennedy
L-1855 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Convening Notice to
the Annual General Meeting of Shareholders

and

the Extraordinary General Meeting of Shareholders
to be held on June 10, 2021 at 3 p.m. Luxembourg time
at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855
Luxembourg, Grand Duchy of Luxembourg

Dear Shareholders,

The Board of Directors of Nexa Resources S.A. (the “Company”) is pleased to invite you to attend the 2021 Annual General Meeting of Shareholders, to be held on June 10, 2021 at 3 p.m. Luxembourg time and the Extraordinary General Meeting of Shareholders of the Company, to be held immediately thereafter, at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg with the following agendas:

Agenda of the Annual General Meeting

1.	Presentation of the reports of the Board of Directors of the Company and the reports of the statutory auditor (réviseur d’entreprises agréé) on the annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2020.

2.	Consider and approve the Company’s annual accounts for the financial year ended December 31, 2020.

3.	Consider and approve the Company’s consolidated financial statements for the financial year ended December 31, 2020.

4.	Resolve (i) to confirm the advance on dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2020 and (ii) to carry forward the loss for the year ended December 31, 2020.

5.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2020 for the proper performance of their duties.

6.	Elect the members of the Board of Directors of the Company:

a)	Mr. Jaime Ardila, as director until the 2022 annual general meeting of the shareholders;

b)	Mr. Diego Cristóbal Hernandez Cabrera, as director until the 2022 annual general meeting of the shareholders;

c)	Mr. Gianfranco Castagnola, as director until the 2022 annual general meeting of the shareholders;

d)	Ms. Daniella Elena Dimitrov, as director until the 2022 annual general meeting of the shareholders;

e)	Mr. Eduardo Borges de Andrade Filho, as director until the 2022 annual general meeting of the shareholders;

f)	Mr. Luis Ermírio de Moraes, as director until the 2022 annual general meeting of the shareholders.

g)	Mr. Ian Wilton Pearce, as director until the 2022 annual general meeting of the shareholders;

h)	Mr. Edward Ruiz, as director until the 2022 annual general meeting of the shareholders;

i)	Ms. Jane Sadowsky, as director until the 2022 annual general meeting of the shareholders; and

j)	Mr. João Henrique Batista de Souza Schmidt, as director until the 2022 annual general meeting of the shareholders.

7.	Determine the 2021 overall remuneration of the members of the Board of Directors and ratify the 2020 overall remuneration of the members of the Board of Directors.

8.	Appoint PricewaterhouseCoopers, société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2022 annual general meeting of the shareholders.

Agenda of the Extraordinary General Meeting

1.	Approve the amendments to article 10 of the articles of association of the Company to be read as follows:

“ARTICLE 10.

The Board of Directors may delegate its powers to conduct the management and affairs of the Company, except the general guidance of the Company's business and the acts reserved by the Commercial Companies Law to the Board of Directors, and the representation of the Company for such management and affairs to a management committee (the "Management Committee") comprising at least three (3) members and a maximum of eleven (11) members, who need not be shareholders or Directors (each a "Managing Officer").

The Managing Officers are appointed by the Board of Directors of the Company for a period not exceeding one (1) year (renewable) which may at any time and "ad nutum" remove and replace them. Their remuneration is determined by the Board of Directors.

The Board of Directors shall approve the internal regulations of the Management Committee, which shall set forth its duties and any other management powers and attributions including, but not limited to: the powers to perform acts or transactions involving the Company, the authorization limits of the Management Committee, appointment and removal of the Daily Managers (as defined below), and any other specific power that may be attributed to the Management Committee by the Board of Directors as determined in the relevant resolution of the Board of Directors to that effect or in the internal regulations of the Management Committee.”

Pursuant to article 13.18.1 of our articles of association (the “Articles”), the Annual General Meeting will validly deliberate on its agenda by a simple majority of the votes validly cast, regardless of the portion of the capital represented.

Pursuant to article 13.18.2 of our Articles, the Extraordinary General Meeting will validly deliberate on its agenda with a majority of two-thirds of the votes validly cast at a meeting in which holders of at least half of the Company’s issued share capital are present or represented. If the quorum is not reached at the first extraordinary general meeting for the purpose of resolving on the agenda thereof, a second extraordinary general meeting of shareholders may be convened with the same agenda at which no quorum requirement will apply. The resolutions concerning the agenda of the Extraordinary General Meeting will be adopted by a majority of two-thirds of the votes validly cast.

Any shareholder who holds common shares of the Company as of the close of business (EDT) on April 28, 2021 (the “Record Date”) will be admitted to the Meetings and may attend the Meetings, as applicable, in subject to compliance with the procedures set forth in the Proxy Statement and the requirements under applicable law).

Please consult the Proxy Statement which is available on the Company’s website, on EDGAR at www.sec.gov and on SEDAR at www.sedar.com as to the procedures for attending the Meetings or to be represented by way of proxy. Copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2020 together with the reports of the Board of Directors and the statutory auditor and the proposed amendments to the Company’s Articles are available at https://ir.nexaresources.com/shareholdersmeeting. The Proxy Statement, Information Notice and Annual Report on Form 20-F are available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 4th, 2021 in order for such votes to be taken into account.

We intend to hold the Annual General Meeting and the Extraordinary General Meeting in person in the Grand Duchy of Luxembourg. However, we are actively monitoring the public health and travel safety concerns relating to the coronavirus (COVID-19) outbreak and the advisories or mandates that the European Union and national and local governments may issue. In the event that we determine that it is necessary or appropriate to take additional steps regarding how we conduct these meetings, we will announce this decision in advance, and details will be posted on our website. Please check our website prior to the Annual General Meeting and the Extraordinary General Meeting if you are planning to attend in person.

Sincerely,

Jaime Ardila

Chair

on behalf of the Board of Directors

NEXA RESOURCES S.A.

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
JUNE 10, 2021

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Nexa Resources S.A. (the “Company”, “Nexa”, “we”, “our” or “us”) for use at the 2021 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on June 10, 2021, at 3 p.m. Luxembourg time and the Extraordinary Meeting of Shareholders to be held immediately following the Annual General Meeting (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “Meetings”) at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. This Proxy Statement is available on our website at https://ir.nexaresources.com/shareholdersmeeting and our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report on Form 20-F”) is available on our website at https://ir.nexaresources.com/regulatoryfilings and all of the aforementioned documents are available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Copies of the Company’s consolidated financial statements and annual accounts for the financial year ended December 31, 2020 and the proposed amendments to the Company’s Articles are available on our website at https://ir.nexaresources.com/shareholdersmeeting. The Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as of the Record Date (as defined below) through the delivery methods described below.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials.”

Status as a Foreign Private Issuer and SEC foreign Issuer

We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act.

In accordance with applicable Canadian securities laws, as an “SEC foreign issuer” (as such term is defined in National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers), we are exempt from certain requirements under Canadian securities laws relating to continuous disclosure obligations, proxy solicitation and certain other matters provided that we comply with appropriate requirements in the United States and our jurisdiction of incorporation, if applicable. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures. These are discussed in further detail under the heading “Corporate Governance” below in this Proxy Statement.

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How May the Annual General Meeting and Extraordinary General Meeting Materials Be Accessed?

(a)	Street name holders (beneficial shareholders)

We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are mailing a notice (the “Information Notice”) on April 30, 2021 regarding internet availability of Proxy Materials to our street name holders (beneficial shareholders) of record as of close of business (EDT) on April 28, 2021 (the “Record Date”). You will have the ability to access the Proxy Materials, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2020, the proposed amendments to the Company’s Articles and our Annual Report on Form 20-F on the websites referred to in the Information Notice (https://ir.nexaresources.com/shareholdersmeeting and https://ir.nexaresources.com/regulatoryfilings) or street name holders (beneficial shareholders) may request to receive a printed set of the Proxy Materials. The Information Notice, this Proxy Statement and Annual Report on Form 20-F are, or will be, available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Information Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Information Notice. This permits us to conserve resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials.

(b)	Registered shareholders

We are mailing the Proxy Materials on April 30, 2021 to all registered shareholders of our common shares as of the Record Date.

Who May Vote?

Only registered shareholders or street name holders (beneficial shareholders) of our common shares as of the Record Date will be entitled to notice of the Meetings and to vote at each of the Meetings. As of the Record Date, 132,438,611 common shares were issued and outstanding, out of which 132,438,611 common shares are entitled to one vote per common share at each Meeting.

What Constitutes an Attendance Quorum?

No quorum is required for any ordinary resolutions to be considered at the Annual General Meeting. For any extraordinary resolutions to be considered at the Extraordinary General Meeting, at least one-half of our issued share capital as of the date of such meeting will constitute a quorum. If such quorum is not present, the Extraordinary General Meeting may be adjourned and convened at a later date in which no quorum is required, provided that certain notice procedures are fulfilled. Abstentions are not considered “votes” but the common shares with respect to which such abstentions are expressed do count as shares present for purposes of determining a quorum.

What Are Broker Non-Votes and Abstentions?

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

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Your broker will NOT be able to vote your shares with respect to any of the proposals or other matters considered at the Annual General Meeting or Extraordinary General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Annual General Meeting or Extraordinary General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

What Is the Process for Voting?

If you are a registered shareholder, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Meetings in-person and vote at the Meetings (subject to compliance with the procedures set forth in this Proxy Statement and the requirements under applicable law).

If your shares are held in “street name” and you are a beneficial shareholder, you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of the bank, brokerage firm or other record owner in order for your common shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

It is not expected that any other matters will be brought before the Annual General Meeting or the Extraordinary General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

What Is the Process for Revocation of Proxies?

A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting or the Extraordinary General Meeting by:

•	attending the Annual General Meeting and/or the Extraordinary General Meeting and voting in person;

•	delivering a written notice dated on or before June 4th, 2021, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT at the address given below, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting and the Extraordinary General Meeting.

If you are a registered shareholder, you may request a new proxy card by contacting our Investor Relation department by email at ir@nexaresources.com.

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Registered shareholders should send any written notice or new proxy card by (i) regular mail to Nexa Resources S.A., c/o Computershare, PO Box 505000, Louisville, KY 40233-5000, or (ii) by courier or U.S. overnight mail to Nexa Resources S.A., c/o Computershare, 462 South 4th Street, Suite 1600, Louisville, KY 40233-5000 (Telephone: +1 800-368-5948).

Any street name holder (beneficial shareholder) may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting or the Extraordinary General Meeting, by delivering a written notice dated on or before June 4th, 2021, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, stating that the voting instructions are revoked or changed. Your last voting instructions, prior to or at the Annual General Meeting or the Extraordinary General Meeting, are the voting instructions that will be taken into account.

Who May Attend the Annual General Meeting and the Extraordinary General Meeting?

Only holders of our common shares as of the Record Date or their legal proxy holders may attend the Meetings. All holders of our common shares planning to attend the Annual General Meeting and the Extraordinary General Meeting in person must contact our Investor Relation department, at ir@nexaresources.com by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 4th, 2021 to reserve a seat. For admission, shareholders should come to the Annual General Meeting check-in area no less than 15 minutes before the Annual General Meeting is scheduled to begin. Please note that due to public health and travel safety concerns relating to the coronavirus (COVID-19) outbreak, travel restrictions may prevent you from entering into the Grand Duchy of Luxembourg. We recommend you to consult the travel guidelines from your national authority as well as our website with respect to any additional steps we may decide to take with respect to the conduct of the Meetings in the context of the COVID-19 outbreak.

•	Registered shareholders

To be admitted to the Annual General Meeting and the Extraordinary General Meeting, you will need a form of photo identification. You will be admitted to the Meetings only if we are able to verify your common shareholder status by checking your name against the list of registered common shareholders as of the Record Date.

•	Beneficial shareholders

To be admitted to the Meetings, you will need a form of photo identification. A beneficial shareholder must also bring valid proof of ownership of your common shares as of the Record Date; in order to vote at the Meetings you must bring a valid legal proxy from the holder of record.

If you hold your common shares as a beneficial holder in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Meetings.

Registration will begin at 2:30 p.m. Luxembourg time and the Annual General Meeting will begin at 3 p.m. Luxembourg time. The Extraordinary General Meeting will immediately follow the adjournment of the Annual General Meeting.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meetings.

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Representatives of PricewaterhouseCoopers, société coopérative, the Company’s statutory auditor (réviseurs d’entreprises agréés), will attend the Annual General Meeting.

We intend to hold the Annual General Meeting and the Extraordinary General Meeting in person in the Grand Duchy of Luxembourg. However, we are actively monitoring the public health and travel safety concerns relating to the coronavirus (COVID-19) outbreak and the advisories or mandates that the European Union and national and local governments may issue. In the event that we determine that it is necessary or appropriate to take additional steps regarding how we conduct these meetings, we will announce this decision in advance, and details will be posted on our website. Please check our website prior to the Annual General Meeting and the Extraordinary General Meeting if you are planning to attend in person.

What Is the Process for the Solicitation of Proxies?

We will pay the cost of soliciting proxies for the Meetings. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

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PROPOSAL WITH RESPECT TO AGENDA ITEMS NO. 1, 2 AND 3:
APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS AND ANNUAL ACCOUNTS

At the Annual General Meeting, the Board of Directors will present the management reports on the Company’s consolidated financial statements and the annual accounts for the financial year ended December 31, 2020, and the statutory auditor (réviseur d’entreprises agréé) will present its reports on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2020. The management reports and the statutory auditor’s reports are available on the internet at https://ir.nexaresources.com/shareholdersmeeting.

Following such presentations, the following resolutions will be put before the Annual General Meeting for approval:

Resolved: The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2020, hereby approves the annual accounts of the Company for the financial year ended December 31, 2020 in their entirety.

Resolved: The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2020, hereby approves the consolidated financial statements of the Company for the financial year ended December 31, 2020 in their entirety.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the
Company’s annual accounts and consolidated financial statements for the financial year ended
December 31, 2020.

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PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4:
APPROVAL OF ALLOCATION OF ANNUAL RESULTS

The Board of Directors proposes that the Annual General Meeting approves:

(i)	the confirmation of the advance on dividends which has been made in respect of the financial year ended December 31, 2020:

-	of an aggregate amount of US$49,999,946.13 which was approved by the Board of Directors on February 13, 2020 as an advance on dividends distributed to each shareholder on a pro rata basis (on the basis of US$0.377533 per share) and paid on March 30, 2020;

(ii)	to carry forward the loss for the year ended December 31, 2020.

At the Annual General Meeting, the shareholders will be asked to consider the following resolution for approval:

Resolved: The Annual General Meeting hereby resolves to:

(i)	confirm the advance on dividends which has been made in respect of the financial year ended December 31, 2020 of an aggregate amount of US$49,999,946.13 which was approved by the Board of Directors on February 13, 2020 as an advance on dividends distributed to each shareholder on a pro rata basis (on the basis of US$0.377533 per share) and paid on March 30, 2020;

(ii)	approve to carry forward the loss for the year ended December 31, 2020 as recommended by the Board of Directors of the Company.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

 Our Board of Directors unanimously recommends a vote “FOR” the approval of the allocation of our annual results and the confirmation of the advance on dividends distribution.

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PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 5:
APPROVAL OF DISCHARGE TO DIRECTORS FOR PERFORMANCE OF THEIR DUTIES

Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the directors with respect to the performance of their duties during the completed financial year.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors who served during the year ended December 31, 2020:

Resolved: The Annual General Meeting hereby grants discharge (quitus) to the members of the Board of Directors who were in office during the financial year ended December 31, 2020 for the proper performance of their duties.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge of the members of the Board of Directors.

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PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 6:
ELECTION OF DIRECTORS

Election of Directors

Our Board of Directors currently consists of ten (10) directors. Our Articles provide that our Board of Directors will consist of no fewer than five (5) directors and no more than eleven (11) directors. Pursuant to our Articles, our directors are appointed by the general meeting of shareholders of the Company for a period not exceeding one year.

The Board of Directors has nominated the ten people listed below for election as directors of the Company, with terms of office expiring at the annual general meeting of shareholders of the Company to be held in 2022. All nominees are presently members of the Board of Directors.

Nominees for Election to the Company’s Board of Directors

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila	65	Aventura, USA	Chair of the Board	June 18, 2019
Daniella Elena Dimitrov(1)	51	Toronto, Canada	Director	December 14, 2017
Diego Hernandez	72	Vitacura, Chile	Director	August 25, 2016
Eduardo Borges de Andrade Filho(1)	54	São Paulo, Brazil	Director	August 25, 2016
Edward Ruiz(1)	70	New Haven, USA	Director	December 14, 2017
Gianfranco Castagnola	60	Lima, Peru	Director	June 4, 2020
Ian Wilton Pearce	64	Toronto, Canada	Director	June 18, 2019
Jane Sadowsky(1)	59	New York City, USA	Director	December 14, 2017
João Henrique Batista de Souza Schmidt	42	São Paulo, Brazil	Director	October 18, 2016
Luís Ermírio de Moraes	60	São Paulo, Brazil	Director	August 25, 2016

(1)	Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 and Section 311 of the TSX Company Manual.

Information concerning the ten nominees for reelection to the Board of Directors presently members of the Board of Directors can be found under the “Management” section of this Proxy Statement.

At the Annual General Meeting, the shareholders will be asked to approve the following resolutions:

Resolved: The Annual General Meeting hereby approves the appointment of each of the following, individually, as director of the Company for a term ending at the 2022 annual general meeting of the shareholders:

-	Mr. Jaime Ardila;

-	Mr. Diego Cristóbal Hernandez Cabrera;

-	Mr. Gianfranco Castagnola;

-	Ms. Daniella Elena Dimitrov;

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-	Mr. Eduardo Borges de Andrade Filho;

-	Mr. Luis Ermírio de Moraes;

-	Mr. Ian Wilton Pearce;

-	Mr. Edward Ruiz;

-	Ms. Jane Sadowsky; and

-	Mr. João Henrique Batista de Souza Schmidt.

Vote Required and Board of Directors Recommendation

The election of each nominee for director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual General Meeting.

              Our Board of Directors unanimously recommends a vote “FOR” the election of each of the ten directors named above to terms that run until the 2022 annual general meeting of shareholders.

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PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 7:
DETERMINATION OF THE 2021 OVERALL REMUNERATION OF THE MEMBERS OF THE
BOARD OF DIRECTORS AND RATIFICATION OF THE 2020 OVERALL REMUNERATION
OF THE BOARD OF DIRECTORS

The members of our Board of Directors are entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending Board of Directors meetings and meetings for any committee on which he or she serves. Our directors’ compensation program is based on fixed payments.

During fiscal year 2020, our directors received cash compensation in an aggregate amount of US$1,906,033 for services as a member of our Board of Directors (the “Overall 2020 Directors’ Remuneration”).

The Board of Directors recommends US$2,300,000 as overall directors’ remuneration for the fiscal year 2021 for services as a member of our Board of Directors (the “Overall 2021 Directors’ Remuneration”).

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual General Meeting hereby approves and to the extent necessary, ratifies, the Overall 2020 Directors’ Remuneration and the Overall 2021 Directors’ Remuneration.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the ratification of the Overall 2020 Directors’ Remuneration and approval of the Overall 2021 Directors’ Remuneration.

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PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 8:
APPROVAL OF APPOINTMENT OF STATUTORY AUDITOR

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual General Meeting hereby approves the appointment of PricewaterhouseCoopers, société coopérative as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2021.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the appointment of
PricewaterhouseCoopers, société coopérative as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2021.

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PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 1 TO THE EXTRAORDINARY
GENERAL MEETING
AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Board of Directors is seeking approval by the shareholders to amend article 10 of the Articles of the Company by deleting the threshold mentioned in article 10.4.1 related to internal aspects of the Management Committee, in order to avoid duplication of rules with the authorization policy of the Company.

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Extraordinary General Meeting hereby approves the amendments to article 10 of the articles of association of the Company to be read as follows:

“Article 10.-

10.1 The Board of Directors may delegate its powers to conduct the management and affairs of the Company, except the general guidance of the Company's business and the acts reserved by the Commercial Companies Law to the Board of Directors, and the representation of the Company for such management and affairs to a management committee (the "Management Committee") comprising at least three (3) members and a maximum of eleven (11) members, who need not be shareholders or Directors (each a "Managing Officer").

10.2 The Managing Officers are appointed by the Board of Directors of the Company for a period not exceeding one (1) year (renewable) which may at any time and "ad nutum" remove and replace them. Their remuneration is determined by the Board of Directors.

10.3        The Board of Directors shall approve the internal regulations of the Management Committee, which shall set forth its duties and any other management powers and attributions including, but not limited to: the powers to perform acts or transactions involving the Company, the authorization limits of the Management Committee, appointment and removal of the Daily Managers (as defined below), and any other specific power that may be attributed to the Management Committee by the Board of Directors as determined in the relevant resolution of the Board of Directors to that effect or in the internal regulations of the Management Committee.”

Vote Required and Board of Directors Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the amendments to article 10 of the Articles of the Company.

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CORPORATE GOVERNANCE

Our corporate governance model is aimed at facilitating the flow of information between our executives and other key decision-makers on our management team, specifically, our Board of Directors, advisory committees and management committee. Our corporate governance model also provides a framework for the duties of our management team, including oversight of Nexa’s performance and decision-making. Our main corporate governance activities include support for Board of Directors, board advisory committees and executive board meetings; contribution to the process of preparing the annual report on governance practices; and elaboration of governance documents and updating of best practices.

Our corporate governance model is designed to ensure that the proper corporate governance principles are consistently applied within our organization. We have adopted certain corporate governance policies and practices in line with the Corporate Governance Guidelines (“Canadian Corporate Governance Guidelines”) issued by the Canadian Securities Administrators pursuant to National Policy 58-201, together with certain related disclosure requirements pursuant to National Instrument 58-101— Disclosure of Corporate Governance Practices. These include adopting board internal rules for the Board of Directors and appointing key committees that have independent representation and leadership, including an audit committee and a compensation, nominating and governance committee. The charter for the compensation, nominating and governance committee includes responsibility for reviewing and assessing the size, composition and operation of the Board of Directors to ensure effective and independent decision making, advising on potential conflicts of interest situations and developing corporate governance guidelines and principles. The disclosure set out below describes in further detail our approach to corporate governance in relation to the Canadian Corporate Governance Guidelines.

Meetings of the Board of Directors and attendance

The Board of Directors ordinarily meets in person or by other means of communication as may be required. The frequency of and agenda items for Board of Directors meetings will vary depending on the state of affairs, requirements for approvals and opportunities available to Nexa and the risks and issues which Nexa faces. The agenda for meetings places priority and focuses on key issues for Nexa, which are identified by the Chair of our Board of Directors (the “Chair”). Routine business is dealt with after substantive discussions on the key issues.

Under the Board of Directors’ internal rules and our Articles, the Boards of Directors can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The Board of Directors’ internal rules further provide that each member is entitled to one vote either in person or where duly represented as required by the Board of Directors internal rules. In fiscal year 2020, our Board of Directors held eleven meetings, in which the rate of attendance in person or by representation was 100% of the directors.

Committees of our Board of Directors

Our Board of Directors has an audit committee, a finance committee, a compensation, nominating and governance committee and a sustainability and capital projects committee. Our Board of Directors may have other committees as it may determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities assigned to them by the meeting of the Board of Directors that created such committee and as set forth in their respective committee charters. These charters set out, among other things, the roles and responsibilities of the chair of each committee. As set forth in the respective charters of the committees, each of the committees may meet with or without management of Nexa, as the case may be, at the discretion of the committee. The charter for each of the committees of our Board of Directors is available on our website.

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Audit committee

Our audit committee is a standing committee established by our Board of Directors on March 28, 2017 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The audit committee may be composed of three to five members, each appointed by our Board of Directors for a term of one year. Daniella Elena Dimitrov, Edward Ruiz and Jane Sadowsky currently serve as its members. These individuals are independent under Canadian securities regulators’ National Instrument 52-110 Audit Committees, as well as under Rule 10A-3 and applicable NYSE standards. In addition, each of them satisfies the financial literacy requirement under applicable rules. Our Board of Directors has determined that Mr. Edward Ruiz qualifies as an “audit committee financial expert.”

Our audit committee’s primary responsibilities are to assist the Board of Directors’ oversight of: (i) quality and integrity of our financial reporting and related financial disclosure; (ii) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (iii) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (iv) the monitoring of risk management controls and processes, according to the Enterprise Risk Management (“ERM”) policy; (v) the compliance and ethics program; and (vi) the qualifications, performance and independence of our independent auditors and performance of the internal audit function.

Nexa has established policies and procedures that require any engagement of our independent auditor for audit or non-audit services to be submitted to and pre-approved by the audit committee. In addition, our audit committee may delegate the authority to pre-approve non-audit services to one or more of its members. All non-audit services that are pre-approved pursuant to such delegated authority must be presented to the full audit committee at its first scheduled meeting following such pre-approval. Our audit committee shall pre-approve all audit and non-audit services to be provided to us by our independent auditor and also has the authority to recommend pre-approval policies and procedures to our Board of Directors and for the engagement of our independent auditor’s services.

Finance committee

Our finance committee is a standing committee established by our Board of Directors on March 28, 2017 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The finance committee may be composed of three to five members, each appointed by our Board of Directors for a term of one year. Gianfranco Castagnola, Edward Ruiz and João Henrique Batista de Souza Schmidt currently serve as its members.

Our finance committee’s primary responsibilities are to assist the Board of Directors in fulfilling its oversight responsibilities with respect to monitoring Nexa’s balance sheet and by providing recommendations on our capital management strategy and capital structure, including indebtedness, investments and returns, among others.

Compensation, nominating and governance committee

Our compensation, nominating and governance committee is a standing committee established by our Board of Directors on March 28, 2017 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The compensation, nominating and governance committee may be composed of two to five members, each appointed by our Board of Directors for a term of one year. Luís Ermírio de Moraes, Eduardo Borges de Andrade Filho, Jaime Ardila and Jane Sadowsky currently serve as its members. Two of the four members of the compensation, nominating and governance committee are independent directors. An external advisor with broad experience in the area was retained from January to June 2020 to assist our compensation, nominating and governance committee in carrying out its mandate.

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Our compensation, nominating and governance committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive officers, of the members of the Board of Directors and of the members of the committees of the Board of Directors; (3) the proposal of candidates to the Chair or chief executive officer of the Company (the “Chief Executive Officer” or “CEO”), when applicable, or any serious restrictions on the candidates of the executive officers proposed by the Chief Executive Officer to the other chairs; (4) development of corporate governance guidelines and principles; (5) the identification of individuals qualified to be nominated as members of the Board of Directors and suggesting nominees to fill any vacancies on the Board of Directors; (6) the structure and composition of the Board of Directors committees; (7) evaluation of the performance and effectiveness of the Board of Directors, the Chief Executive Officer and each of the Board of Directors standing committees; (8) the supervision and approval of our social responsibility plans and policies; and (9) any related matters required by applicable laws and stock exchange rules.

Sustainability and capital projects committee

Our sustainability and capital projects committee is a standing committee established by our Board of Directors on April 29, 2019 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The capital projects oversight was added on December 3, 2020. The sustainability and capital projects committee may be composed of at least three and no more than five members, each appointed by our Board of Directors for a term of one year. Diego Hernandez, Daniella Elena Dimitrov and Ian Wilton Pearce currently serve as its members.

Our sustainability and capital projects committee’s primary responsibilities are to assist the Board of Directors by supporting safe and sustainable business practices in the conduct of our activities in respect of environmental, health, safety and social matters, including tailings management. The committee also assists in the oversight of the estimate and disclosure of mineral reserves and resources related to our operations and projects.

The sustainability and capital projects committee is also responsible for assisting the Board of Directors with the review of technical, economic and social matters with respect to our projects, including exploration, development, permitting, construction and operation of our mining and smelting assets, which are core to our strategy and growth.

Appointment and term limits of members of our Board of Directors

In accordance with our Articles and the 1915 Law, the members of our Board of Directors are elected by a resolution of a general meeting of shareholders adopted with a simple majority of the votes validly cast, regardless of the portion of capital represented at such general meeting. Votes are cast for or against each nominee proposed for election to the Board of Directors and cast votes shall not include votes attaching to shares for which the shareholder has not participated in the vote, has abstained or has returned a blank or invalid vote.

Our directors are appointed for a one-year term and may be reelected. Members of our Board of Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders. Under Luxembourg law, in the case of a vacancy of the office of a director appointed by the general meeting of shareholders, the remaining directors may, unless the Articles provide differently, fill the vacancy on a provisional basis. In these circumstances, the following general meeting of shareholders shall make the final appointment of the director.

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Mandate for the Board of Directors

Our Board of Directors adopted Board of Directors internal rules, which includes the following, among other things:

•	approve the general guidance of our business, its mission, strategic goals and guidelines;

•	ensure that the executive officers comply with such mission, strategic goals and guidelines;

•	approve the budget and a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	approve the annual commercial agreements strategy;

•	recommend the shareholders to approve mergers, spin-offs, incorporations, acquisitions, divestitures and joint venture operations related to Nexa according to our Articles;

•	deliberate and approve any acts or transactions involving Nexa which have not been formally delegated to other corporate bodies, such as transactions with an individual amount of US$100.0 million or more, including any transactions relating to investments, loans or derivative contracts;

•	promote and ensure compliance with our corporate purpose;

•	ensure the sustainable, long-term continuity of Nexa, including with regard to economic, social and environmental considerations;

•	develop our approach to corporate governance, including the creation and review, from time to time, of corporate governance principles and guidelines that are specifically applicable to us;

•	evaluate the performance of our CEO and executive officers;

•	exemplify and, together with the management committee, create a culture of integrity throughout the organization;

•	approve and monitor compliance with the following policies: (a) code of conduct; (b) disclosure policy; (c) insider trading policy; (d) dividend policy; (e) compliance policy; (f) antitrust/competition policy; (g) anti-corruption policy; (h) money laundering and terrorist financing prevention policy; (i) financial risk management policy (and complementary policies proposed by the management committee, such as the hedge, derivatives, leverage, liquidity and foreign exchange exposure policy); (j) ERM policy; and (k) authorization policy;

•	approve Board of Directors’ members and executive officers’ compensation, the amount of which shall not exceed the amount determined by the general meeting;

•	ensure appropriate succession planning for our Board of Directors, CEO and executive officers;

•	deliberate and approve the terms and conditions of any compensation arrangements or proposed material amendments to any terms and conditions of existing compensation arrangements entered into between Nexa and any of our executive officers; and

•	all further tasks as required by applicable law and our Articles.

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The Board of Directors internal rules are available on our website.

The Board of Directors has at its disposal a set of provisions and practices that promotes independence in the decision-making process of the Board of Directors. In accordance with the Board of Director’s internal rules, the independent members of the Board of Directors may hold separate meetings and each director has a duty to declare, prior to any Board of Directors meeting, the existence of a particular reason or conflict of interest with Nexa with respect to a subject matter being discussed or considered by the Board of Directors. Accordingly, such Board of Directors member would be refrained from discussing and voting on a matter that could present a conflict of interest. Additionally, our Board of Directors members are prohibited from holding executive positions with Nexa and/or serving on more than four boards of directors of companies that do not belong to the same conglomerate. As discussed above, our audit committee is comprised entirely of independent directors and we also have independent representation on all other committees.

Chair

The Chair of our Board of Directors is not an independent director of the Company. The Board of Directors has carefully considered governance issues relating to Chair independence and believes that the Chair carries out separate responsibilities diligently and that, with the compensating practices in place, the Board of Directors operates effectively and in Nexa’s best interest.

Description of the position of Chair

Our Board of Directors has developed a written position description for the Chair of the Board of Directors. The Chair of the Board of Directors has the following responsibilities, subject to any other matters that may be set forth in our Articles or provided for under applicable law:

•	ensure the efficiency and proper performance of the Board of Directors;

•	preside over the Board of Directors meetings;

•	prepare, organize, elaborate and distribute the agenda and minutes of the meetings aided by the Board of Directors secretary, including all information necessary to discuss the matters on the agenda;

•	coordinate the activities of other Board of Directors members;

•	ensure that all Board of Directors members receive comprehensive information about the items on the Board of Directors agenda in a timely manner;

•	propose the annual corporate calendar to the Board of Directors in coordination with Nexa’s CEO, which shall necessarily set forth the dates of corporate events;

•	organize the onboarding and education sessions for incoming members of the Board of Directors in coordination with Nexa’s CEO; and

•	periodically arrange for continuing education opportunities for all Board of Directors members, so that individuals may maintain or enhance their skills and abilities as members, and ensure that their knowledge and understanding of Nexa’s business remains current.

The Chair of our Board of Directors is not an independent director of Nexa Resources. The Board of Directors has carefully considered governance issues relating to Chair independence and believes that the Chair carries out separate responsibilities diligently and that, with the compensating practices in place, the Board of Directors operates effectively and in Nexa’s best interest.

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Orientation and continuing education

We implemented an orientation program for new directors under which each new director meets with the Chair of our Board of Directors and our executives. New directors are provided with comprehensive orientation and education as to our business, operations and corporate governance (including the role and responsibilities of the Board of Directors and each committee).

The Chair of our Board of Directors is responsible for overseeing directors’ continuing education and ensure that it is designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Our ongoing director education programs entails site visits, presentations from outside experts and consultants, discussions on ongoing governance trends and guidelines for public companies, briefings from staff and management, and reports on issues relating to our projects and operations, sustainability and social matters, competitive factors, reserves, legal issues, economic, accounting and financial disclosure, mineral and hydrocarbon education and other initiatives intended to keep the Board of Directors abreast of new developments and challenges that we may face.

Evaluation of directors

Our compensation, nominating and governance committee established a framework for the implementation and administration of processes to assess the effectiveness of the Board of Directors and each of its members. This includes peer reviews of each director’s performance and self-assessments, as well as full Board of Directors and committee review of the Board of Directors and the respective committees, by way of questionnaires, interviews and sessions with the Chair. In addition to hiring external advisors to develop and undertake this assessment, the compensation, nominating and governance committee is also responsible for overseeing the process and evaluating the results, with the objective of improving the performance of each director and the Board of Directors as a whole.

Considerations in evaluating director nominees

Our Board of Directors is responsible for nominating members for election to the Board of Directors and for filling vacancies on the Board of Directors that may occur between annual meetings of shareholders. The process for nominating a new director initiates with our compensation, nominating and governance committee which evaluates Nexa’s current circumstances and establishes a profile for a director candidate. Such profile is then shared with a specialized external executive search firm, who assists the compensation, nominating and governance committee in selecting candidates for interviews. Prior to the interview, the specialized external firm is responsible for a background check with former employers and colleagues of the respective candidates.

Following the interview(s), our compensation, nominating and governance committee recommends the nomination of the director candidate to our Board of Directors based upon an assessment of the independence, skills, qualifications and experience of such candidate. Specifically, the Board of Directors seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.

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Diversity

We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. We believe that having a diverse Board of Directors can offer a breadth and depth of perspectives that enhance our performance. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the Board of Directors performance and, accordingly, diversity is taken into consideration. We believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected executives that represent a diversity of business understanding, personal attributes, abilities and experience.

The compensation, nominating and governance committee and our Board of Directors have the responsibility to review and assess the composition of the Board of Directors and each of its committees, and to identify, evaluate and recommend potential new directors. With respect to our executive officers, the compensation, nominating and governance committee reviews candidates recommended by the Chief Executive Officer and makes the final recommendation to the Board of Directors. In new director and executive officer appointments and ongoing evaluations of the effectives of our Board of Directors and management team, each of the Board of Directors committees and each director, the Board of Directors will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on our Board of Directors and each of its committees and the management team. Ultimately, appointments to our Board of Directors and management team are based on merit against objective criteria and with due regard to the benefits of diversity in Board of Directors and management team composition and the desire to maximize the effectiveness of corporate decision making, having regard to our best interests and strategies and objectives, including the interests of our shareholders and other stakeholders. During our selection process for Board of Directors appointments, we seek to ensure that women candidates are always considered on the shortlist for nominations. Currently, two (or 20%) of our ten members of the Board of Directors are women, and on a general basis, 13% of our overall employees are women.

Further, we developed a plurality program in 2019 as part of the Nexa Way program. This program is composed of affinity groups, which are formed by employees on a volunteer basis and divided into five themes: (i) women, (ii) race and ethnicity, (iii) LGBTQIA+, (iv) people with disabilities and (v) multigenerational. The affinity groups are assisted by a technical committee composed of executive officers and employees in key areas such as human resources, compliance, legal and institutional relations. By 2025, our gender target is to have 20% of women represented companywide. This target is frequently monitored, global and locally, and action plans are currently being implemented to achieve the proposed goal.

Compensation-setting process

Our compensation, nominating and governance committee is responsible for assisting our Board of Directors in fulfilling its governance and supervisory responsibilities, and advising our Board of Directors with respect to evaluation and monitoring of compensation models and policies performed every two years, which takes into account peer companies and the challenges and opportunities we face. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing and making recommendations to our Board of Directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program.

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Code of conduct

We work with all of our employees, as well as third parties who interact with them, to ensure they behave in a manner consistent with our values, code of conduct and the key principles of our compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, and anti-bribery and corruption. In 2018, we updated our compliance program based on the anti-corruption, anti-money laundering, anti-terrorist financing and antitrust laws in effect in the countries where we operate. As a result of this, the code of conduct was revised and is supported by compliance-related policies and procedures that were disseminated and implemented throughout the Company. Our directors and executives have certified that they have read and that they will comply with our code of conduct. Furthermore, our Board of Directors periodically monitors compliance related topics. A conduct committee is in charge of promoting the implementation of the code and supervising the application of disciplinary measures.

We have introduced several anti-corruption, anti-money laundering and antitrust initiatives, including, among other things, ethics and compliance training and an ethics hotline which enables employees and third parties to report misconduct. Information reported through our ethics hotline is investigated and following the investigation, disciplinary action may be taken, if necessary. We have not granted any implicit or explicit waivers from any provision of our code of conduct since its adoption.

Our code of conduct and main compliance-related policies are publicly available on our website at https://www.nexaresources.com. We will disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this Proxy Statement, and you should not consider it to be part of this Proxy Statement.

Foreign private issuer and controlled company exemptions

Because we are a foreign private issuer, the NYSE rules applicable to us are considerably different from those applied to U.S. companies. Accordingly, we intend to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for foreign private issuers. Subject to the items listed below, as a foreign private issuer we are permitted to follow home country practice in lieu of the NYSE’s corporate governance standards. Luxembourg law does not require that a majority of our Board of Directors consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the requirements of Exchange Act Rule 10A-3 relating to audit committees; (ii) our Chief Executive Officer must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (iii) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (iv) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

In addition, for purposes of the NYSE rules, as VSA beneficially owns a majority of our outstanding common shares, we are a “controlled company.” “Controlled companies” under those rules are companies of which more than 50.0% of the voting power is held by an individual, a group or another company. Accordingly, we are eligible to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have a majority of independent directors or a compensation, nominating and corporate governance committee composed entirely of independent directors.

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As described further above, we recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices that reflect our consideration of the recommended Canadian Corporate Governance Guidelines. The following table briefly describes the significant differences between our practices and the practices of U.S. domestic issuers under NYSE corporate governance rules.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

We are a controlled company because more than a majority of our voting power for the appointment of directors is controlled by VSA. We are a foreign private issuer because we are incorporated in Luxembourg. As a controlled company and foreign private issuer, we are not required to comply with the majority of independent director requirements.

Four of our ten directors are independent. Our Board of Directors has adopted internal rules equivalent to a charter. See “Corporate Governance, management and employees—Board of Directors” for a description of our Board of Directors and processes our Board of Directors has implemented to promote the exercise of independent judgment.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	We have no management directors.
303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the nominating/corporate governance committee requirements. However, we do have a compensation, nominating and governance committee composed of two independent directors and two non-independent directors, which has adopted a committee charter.

As set for in the committee’s charter, this committee is responsible for, among other matters:

•     identifying individuals qualified to be nominated as members of the Board of Directors;

•     suggesting names to fill any vacancies on the Board of Directors;

•     developing corporate governance guidelines and principles; and

•     evaluating the performance and effectiveness of the Board of Directors, the CEO and each of committees.

See “Corporate Governance, management and employees—Board of Directors—Committees of our Board of Directors.”

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Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the compensation committee requirements. However, we do have a compensation, nominating and governance committee composed of two independent directors and two non-independent directors, which has adopted a committee charter.

As set forth in the committee’s charter, this committee is responsible for, among other matters:

•     reviewing and proposing new compensation models and changes to current compensation models; and

•     determining compensation of executive officers, directors and committee members.

See “Corporate governance, management and employees—Board of Directors—Committees of our Board of Directors.”

303A.06 303A.07	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

We have an audit committee composed of three members, all of whom qualify as independent under Rule 10A-3 and applicable NYSE standards. Each member of the audit committee also satisfies the financial literacy requirement under applicable standards. The audit committee has adopted a committee charter, which was duly approved by our Board of Directors.

As set forth in the committee’s charter, the committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

•      quality and integrity of our financial reporting and related financial disclosures;

•     the effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•     our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures;

•     our risk management controls and monitoring processes, according to the ERM policy; and

•     the qualifications, performance and independence of our independent auditors and performance of the internal audit function.

See “Corporate governance, management and employees—Board of Directors—Committees of our Board of Directors.”

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Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Our articles of association require shareholder approval of overall remuneration, including any equity-compensation plans of members of the Board of Directors and members of Board of Directors committees.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have corporate governance policies in place as described in “Corporate governance, management and employees” in this Proxy Statement.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a formal code of conduct, which applies to our directors, officers, employees and third parties who interact with the Company. Our code of conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.
303A.12

(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards.

(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

(c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

As a foreign private issuer, we are subject to and comply with (b) and (c) of these requirements but are not subject to (a).

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MANAGEMENT

Board of Directors

Our Board of Directors is responsible for the general guidance of our business and affairs, including providing general guidance, governance and strategic oversight to our executives and other members of our management team. It is also responsible for ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. The Board of Directors is vested with broad powers to act on behalf of Nexa and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to the shareholders fall within the competence of our Board of Directors. Our Board of Directors is comprised of a minimum of five and a maximum of eleven members and currently has ten members, of which four are independent directors and six are non-independent, as set out below. The non-independent directors are non-independent on the account of such directors either also being executive officers of Nexa, its subsidiaries or its controlling shareholder, as applicable, or having been retained to provide consulting services to Nexa.

In 2020, one director, Gianfranco Castagnola, was elected to our Board of Directors for the first time. Our Articles provide that directors are appointed for terms not to exceed one year. The term of each and all of our directors expires at the 2021 annual general meeting of shareholders. The following table sets forth our current directors, their respective Board of Directors positions and their respective date of election to the Board of Directors.

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila (3)	65	Aventura, USA	Chair of the Board	June 18, 2019
Daniella Elena Dimitrov (1)(2)*	51	Toronto, Canada	Director	December 14, 2017
Diego Hernandez (2)	72	Vitacura, Chile	Director	August 25, 2016
Eduardo Borges de Andrade Filho (3) *	54	São Paulo, Brazil	Director	August 25, 2016
Edward Ruiz (1)(4)*	70	New Haven, USA	Director	December 14, 2017
Gianfranco Castagnola (4)	60	Lima, Peru	Director	June 4, 2020
Ian Wilton Pearce (2)	64	Toronto, Canada	Director	June 18, 2019
Jane Sadowsky (1)(3)*	59	New York City, USA	Director	December 14, 2017
João Henrique Batista de Souza Schmidt (4)	42	São Paulo, Brazil	Director	October 18, 2016
Luís Ermírio de Moraes (3)	60	São Paulo, Brazil	Director	August 25, 2016

(1)	Member of the audit committee.
(2)	Member of the sustainability and capital projects committee.
(3)	Member of the compensation, nominating and governance committee.
(4)	Member of the finance committee.

* Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 and Section 311 of the TSX Company Manual.

The business address of each member of our Board of Directors is Nexa’s corporate office, which is 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.

We present below a brief biographical description of each member of our Board of Directors:

Jaime Ardila. Mr. Ardila has been a member of our Board of Directors since June 2019 and has been Chair of the Board of Directors since July 30, 2020. Mr. Ardila founded The Hawksbill Group in 2016, which provides business advisory services, including strategy, operations, public relations, communications and investment advice. Prior to that, he held several positions at General Motors Company in the U.S., Europe and South America in a career spanning 30 years. He also worked at the Planning Department and the Ministry of Industry and Trade for the government of Colombia from 1981 to 1984 and the investment bank Rothschild from 1996 to 1998. At General Motors, Mr. Ardila served CFO of General Motors Chile; President and Managing Director of General Motors Ecuador; President of General Motors Colombia; President of General Motors Argentina; CFO for Latin America, Africa and the Middle East; President for Brazil and Mercosur; and President of General Motors South America from 2010-2016. He is currently a member of the board of directors of Accenture and Chairman of Goldman Sachs, BDC. Mr. Ardila earned his master’s degree in Economics at the London School of Economics in 1981 and his bachelor’s degree in Economics at the University of Bogota in 1977.

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Daniella Elena Dimitrov. Ms. Dimitrov has been a member of our Board of Directors since January 2018. Ms. Dimitrov has over 20 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. She is currently a partner at Sprott Capital Partners, a division of Sprott Capital Partners LP, a merchant bank with a focus on natural resources and was recently appointed (effective March 29, 2021) as chief financial officer of IAMGOLD Corporation. Ms. Dimitrov is also a director of International Petroleum Corp. and Chemtrade Logistics Income Fund and served as director of Excellon Resources Inc. until April 2020. Ms. Dimitrov’s previous roles include President and CEO and CFO of a multi-mine gold/copper producer; Executive Vice chair of an iron ore developer through its acquisition following a hostile take-over bid; COO of a Canadian national wealth management and capital markets firm; and various corporate development roles in mining and financial services. Ms. Dimitrov has been a director of various mining companies and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation and governance. Ms. Dimitrov has recently received the NACD Directorship Certification. She has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree from University of Windsor. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

Diego Hernandez. Mr. Hernández has been a member of our Board of Directors since 2016. He was a member of the board of directors of Nexa Brazil until 2018. Mr. Hernández has over 45 years of experience in the mining industry. He is currently the President of the Sociedad Nacional de Minería in Chile and Advisor to the Chairman of BAL Group. He also integrates the Executive Committee of the Confederación de la Producción y del Comercio de Chile. He served as CEO of Antofagasta Minerals from August 2012, and in September 2014 was appointed CEO of Antofagasta plc, a position he held until April 2016. He was CEO of CODELCO in 2010/2012 and President of Base Metals in BHP Billiton and Chairman of Minera Escondida during 2004/2010, based in Santiago. He served as Executive Director, Non-Ferrous Metals in Vale in 2001/2004, CEO of Compañía Minera Doña Inés of Collahuasi in 1996/2001 and has held other senior positions in Anglo American and Rio Tinto. Mr. Hernandez received a civil mining engineer degree from the University of Chile and from the École Nationale Supérieure des Mines de Paris. In 2010, he received an award granted by the Copper Club of New York, and in 2013 the Chilean Institute of Engineers awarded him the “Gold Medal” for his distinguished career and important contribution to the development of engineering in Chile.

Eduardo Borges de Andrade Filho. Mr. Andrade has been a member of our Board of Directors since 2016. He was a member of the board of directors of Nexa Brazil until 2018 and has been member of the board of directors of CBA since 2017. Mr. Andrade has over 20 years of experience working with large industrial conglomerates and international consulting firms on relevant issues related to strategy, corporate development, corporate finance, governance and organization. He is founder and managing director of Otinga Investimentos, a private equity firm focusing on mid-size companies in Brazil. Between 2011 and 2014, he was corporate planning officer at VSA and served as board member of four other companies of the Votorantim Group. From 2010 to 2011, he was vice president for corporate development at Usiminas, a steel company, where he was responsible for mining and capital goods businesses, as well as strategy, business development and M&A. Prior to that, between 1997 to 2010, he was a Partner at McKinsey & Company, a consulting firm, where he took various leadership roles such as the Basic Materials Practice and the Knowledge Committee in Latin America. He started his professional career as an entrepreneur and engineer in his home state of Minas Gerais. Mr. Andrade received a bachelor’s degree in civil engineering from Fundação Mineira de Educação e Cultura in 1991 and holds a MBA from the University of Chicago in 1995.

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Edward Ruiz. Mr. Ruiz has been a member of our Board of Directors since January 2018. Mr. Ruiz brings over 48 years of experience in public and private accounting. Mr. Ruiz currently serves on the audit committee of several publicly traded companies in Brazil, including Iochpe-Maxion SA and Arezzo & Co. He is a Certified Public Accountant since 1972 and has been responsible for audits of companies in the mining and energy sectors in Brazil and the United States. Mr. Ruiz retired from Deloitte in 2012, where he was employed since 1997 and most recently served as an audit partner and member of Deloitte’s IFRS specialist group. As head of the Capital Markets group for Deloitte, Mr. Ruiz advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in the Brazilian, United States and European capital markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo in the United States. He started his career in public accounting with Arthur Young in 1971. Mr. Ruiz obtained his bachelor’s degree from Pace University, New York City in 1971.

Gianfranco Castagnola. Mr. Castagnola has been a member of our Board of Directors since June 2020. Mr. Castagnola is partner and CEO of Apoyo Consultoría, a leading firm specialized in economic, business and financial advisory services in Peru. He also serves as Chairman of the board of directors of its subsidiary, AC Capitales SAFI, one of the largest Peruvian investment fund managers. He has been a member of the board of directors of the Peruvian Central Bank from 1996 to 2001 and was president of the Universidad del Pacífico board of trustees. He is Chairman of the board of directors of Scotiabank Peru S.A., and member of the board of directors of Saga Falabella, the Austral Group and IKSA. Mr. Castagnola’s previous roles include serving as member of the board of directors of Nexa Peru, Nexa Resources Atacocha S.A.A., Lima Airport Partners, Quimica Suiza, Cementos Pacasmayo, Camposol Holding and Redesur. Mr. Castagnola earned his master’s degree in public policy from Harvard University and his bachelor’s degree in Economics from the Universidad del Pacífico.

Ian Wilton Pearce. Mr. Pearce has been a member of our Board of Directors since June 2019. He served as CEO at Xstrata Nickel from 2006 to 2013, after which he launched X2 Resources, a mid-tier diversified mining and metals company, serving as one of its founding partners from 2013 to 2017. Prior to these roles, Mr. Pearce was responsible for the day-to-day management of several engineering, procurement and construction projects in South Africa, Zimbabwe, Chile, Canada, the United States, and Indonesia. Mr. Pearce has over 35 years of professional experience in metallurgy and mining-related industries and an extensive background in leadership positions including COO and Senior Vice President at Falconbridge, Limited, and as Project Engineer and Project Director with Fluor Inc. and Fluor Daniel Canada Inc. Currently, Mr. Pearce serves as chair and director on four public company boards and one private company board and one non-for-profit organization. He also serves as advisor to the board of MineSense Technologies since 2013 and advisor to KoBold Metals since 2018. Mr. Pearce earned his Diploma in Mineral Process Engineering from University of Johannesburg and his bachelor’s degree from the University of Witwatersrand, both in South Africa. He also trained in general and strategic management at Wits Business School and Henley Business School. Mr. Pearce served as a member and Chairman of the executive management boards at the Nickel Institute and the Mining Association of Canada, in addition to other professional affiliations.

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Jane Sadowsky. Ms. Sadowsky has been a member of our Board of Directors since January 2018. Ms. Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. Ms. Sadowsky retired from Evercore Partners, after more than 22 years as an investment banker. Prior to Evercore Partners, she worked in Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette. Currently, Ms. Sadowsky serves on the board and the audit committee of Yamana Gold, a publicly traded gold mining company based in Toronto, Canada, and chairs Yamana’s governance committee. She also serves as a senior advisor with responsibility for diversity and inclusion at Moelis &. Company, a U.S. publicly traded company. Ms. Sadowsky earned her MBA from the Wharton School in 1989 and her bachelor’s degree in Political Science and International Relations from the University of Pennsylvania in 1983. She is a National Association of Corporate Directors Governance fellow and a frequent speaker at board governance conferences throughout the United States.

João Henrique Batista de Souza Schmidt. Mr. Schmidt has been a member of our Board of Directors since 2016. He has held the position of executive officer for Corporate Development at VSA, and in 2020 he assumed the position of CEO. He is the Chairman of the board of directors of Votorantim Geração de Energia S.A., a position he has held since 2017 and he served as Chairman of the board of directors of CESP – Companhia Energética de São Paulo in part of 2019. He also served as member of the board of directors of Citrosuco S.A. from 2014 to 2019 and Nexa Brazil from 2016 to 2018. Mr. Schmidt was previously a member of the board of directors of Fibria Celulose S.A. from 2014 to 2019. Prior to joining VSA, Mr. Schmidt had 15 years of experience in the financial sector. Mr. Schmidt was a Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A., where he worked from April 2010 to August 2014, and prior to that worked at Citigroup and Goldman Sachs in different capacities. Mr. Schmidt received a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2001.

Luís Ermírio de Moraes. Mr. Moraes has been a member of our Board of Directors since 2016, and was the Chair of the Board of Directors until July 30, 2020. He was a member and the Chairman of the board of directors of Nexa Brazil until 2018. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is currently Vice President and a member of the board of directors of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982.

Share ownership

Luís Ermírio de Moraes, a member of our Board of Directors, directly and indirectly owns 2,379,259, or 1.80%, of our common shares. As of December 31, 2020, none of our executive officers own, beneficially or of record, any of our common shares.

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EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE

Executive officers

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Tito Botelho Martins Júnior	58	São Paulo, Brazil	President and Chief Executive Officer
Rodrigo Menck	46	São Paulo, Brazil	Senior Vice President Finance and Group Chief Financial Officer
Mauro Davi Boletta	60	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	43	Lima, Peru	Senior Vice President Mining
Marcio Luis Silva Godoy	55	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	53	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology
Felipe Baldassari Guardiano	58	São Paulo, Brazil	Vice President Sustainability, Strategic Planning & Corporate Affairs
Gustavo Cicilini	45	São Paulo, Brazil	Vice President Human Resources
Ricardo Moraes Galvão Porto	47	Lima, Peru	Senior Vice President Commercial & Supply Chain

The business address of our executives is Avenida Engenheiro Luís Carlos Berrini, n° 105, 6th floor, São Paulo, State of São Paulo, Brazil.

A brief biographical description of each of our executives is presented below:

Tito Botelho Martins Júnior. Mr. Martins has been our Chief Executive Officer since 2012. Mr. Martins has more than 30 years of experience in the metals and mining industry, and extensive board experience in different countries. Currently he serves on the board of CBA, as well as Nexa Peru and Nexa Resources Atacocha S.A.A., which are both listed in the Peruvian Stock Exchange. In 2014 and 2015, he was Chairman of the board of the Brazilian Aluminum Association (“ABAL”). Prior to joining Nexa Resources, Mr. Martins was Executive Director for Base Metals at Vale S.A., a leading Brazilian mining company, from 2006 to 2012. During this period, he also served as board member of Norsk Hydro, an aluminum producer listed in Norway. He was also a member of the Brazilian Mining Institute. From 2003 to 2006, Mr. Martins was the CEO of Caemi S.A., a Brazilian diversified mining company listed on the São Paulo Stock Exchange. Earlier in his career, he worked for Vale S.A, from 1985 to 2003, where he held several positions in the finance and corporate areas. He graduated with a degree in Economics in 1984 from Universidade Federal de Minas Gerais in Brazil and has an MBA in 1984 from the Instituto de Pesquisa Economica e Administrativa of Universidade Federal do Rio de Janeiro, Brazil. In May 2017, the newspaper Valor Economico recognized Mr. Martins as the Valor Executive of the mining and metallurgy sector.

Rodrigo Menck. Mr. Menck has been our Senior Vice President Finance and Group Chief Financial Officer since March 2019. Mr. Menck has more than 20 years of experience in treasury, structured finance and capital markets. He joined Nexa Resources in 2016 as Head of Treasury & Investor Relations. He was also directly involved in Nexa Resources’ initial public offering in 2017 as well as Nexa Resources’ first debt issuance in May 2017. Prior to joining Nexa Resources, Mr. Menck held positions at BankBoston Corp., Itau Unibanco Holding S.A., WestLB A.G., Citibank and BNP Paribas S.A. He also worked at Braskem S.A. as a Structured Finance Manager and Finance and Shared Services Director and at Construtora Norberto Odebrecht S.A., as Head of Risk, Investments & Structured Finance (Latin America). Mr. Menck holds a degree in Business Administration and an MBA from the University of São Paulo, Brazil.

Mauro Davi Boletta. Mr. Boletta has been our Senior Vice President Smelting since 2016. Mr. Boletta has over 30 years of experience with operations. He joined Votorantim Metais S.A. in 1986, having served in several production areas. Between 2010 and 2011, he was responsible for the design review of an aluminum smelter in Trinidad and Tobago. Mr. Boletta graduated with a degree in electrical engineering from the Federal University of Itajubá, UNIFEI in 1985 and holds an MBA from FGV.

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Leonardo Nunes Coelho. Mr. Coelho has been our Senior Vice President Mining since 2017. Mr. Coelho has over 17 years of experience managing mining operations with focus at gold and zinc. Prior to joining us, Mr. Coelho worked for Anglo Gold Ashanti Ltd. for 15 years, where he initiated his career as a Trainee. In Anglo Gold Ashanti Ltd., Mr. Coelho has led mining operations and the expansion of mining projects and served as General Manager of the Cuiabá and Lamego complexes as his last position at this company. Mr. Coelho graduated with a degree in Mine Engineering in 2001 from the Federal University of the State of Minas Gerais (“UFMG”) and has obtained graduate degrees from the Kellogg Graduate School of Management in 2015 in the United States, the Dom Cabral Foundation in 2009 in Brazil and the University of Cape Town in 2005 in South Africa as well as a qualification at INSEAD in digital transformation in 2018.

Marcio Luis Silva Godoy. Mr. Godoy has been our Senior Vice President Project Development & Execution since June 2020 and has also been responsible for engineering and IT. Mr. Godoy has over 27 years of experience in the mining industry. He has worked in different roles related to mineral exploration, mineral technology, project development and implementation and mining operations in several countries including Brazil, Mozambique, Chile, Zambia, Australia and Suriname. Mr. Godoy previously worked in well-known companies including Vale, Phelps Dodge, Golden Star Resources and Novo Astro Mining. He was also the chairman of the Agency for the technological development of the Brazilian Mining Industry (“ADIMB”). Mr. Godoy is a graduated Geologist and has a Masters in Geology from the São Paulo State University (“UNESP”).

Jones Aparecido Belther. Mr. Belther has been our Senior Vice President Mineral Exploration & Technology since 2014. He has over 28 years of experience in the area. He held the same position at Votorantim Metais S.A. between 2004 and 2014. Prior to joining us, he was country manager at Vale in Peru between 2002 and 2004. He has worked in Brazil and abroad in companies such as Rio Tinto Brasil, Golden Star Resources, in Suriname, Phelps Dodge in Brazil and Chile, Vale in Brazil and Peru, and other companies. Mr. Belther graduated with a degree in Geology in 1991 from the São Paulo State University, UNESP, in Brazil, where he also obtained a Master’s degree in 2000 in Mineral Exploration.

Felipe Baldassari Guardiano. Mr. Guardiano has been our Vice President Sustainability & Strategic Planning since 2014 and has also been our Vice President for Corporate Affairs since 2019. Prior to that, he served as Director of Performance Management at Votorantim Metais S.A. between 2012 and 2014. He is responsible for developing and implementing company policies for sustainability and coordinating the elaboration and implementation of our strategic plan. In addition, he is responsible for establishing targets for performance improvement at all operations and corporate divisions through the development and implementation of the Votorantim Performance Management System. In 2012, before joining Votorantim Metais S.A., he worked at Vale for seven years as Director of Performance Management and, later, as a Director of Pellet Plants. Prior to Vale, he worked as a consultant, serving as an engagement manager associate at McKinsey & Co. for approximately five years. Prior to 1999, he lived in the United States for 12 years, where he worked as a Geostatistician and Reserve Specialist for Mineral Resources Development Inc (“MRDI”). While at MRDI, he provided advisory expertise on mines in the United States, Canada, Africa, Brazil, Australia, Chile and other countries. Mr. Guardiano graduated in Mining Engineering from the Ouro Preto School of Mines (Minas Gerais, Brazil), and holds a Master’s degree in Mining Engineering from the Montana College of Mineral Sciences and Technology (Butte, Montana, United States), as well as executive education program certificates from the Massachusetts Institute of Technology (Boston, Massachusetts, United States), and the IMD (Lausanne, Switzerland).

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Gustavo Cicilini. Mr. Cicilini became Vice President Human Resources in 2019. Mr. Cicilini joined Nexa Resources in 2018 as senior Human Resources manager for attraction, development and culture and has been responsible for leading a culture transformation program. He has over 20 years of professional experience in various business sectors, including telecommunication, food and beverage, mobility solutions, industrial technology, consumer goods, energy and building technology. He has previously worked in companies including Algar Telecom, AmBev and Robert Bosch and been located throughout Latin America, including in Peru, Colombia, Ecuador, Venezuela, Panama and Costa Rica. Mr. Cicilini previously worked as Regional Corporate Human Resources Project Manager and has been responsible for change management and innovation, business intelligence and cross-selling functions. He holds a degree in Psychology and an MBA in Business Administration.

Ricardo Moraes Galvão Porto. Mr. Porto has been our Senior Vice President Commercial and Supply Chain since July 2018. His previous position was as Vice President Commercial and Supply Chain at Nexa, a position he held since 2014. Mr. Porto has also been chief executive officer at Nexa Peru since November 2017. Mr. Porto held a management position at Votorantim Metais S.A. between 2013 and 2014. Mr. Porto began its career as commercial manager at Esso do Brasil, an Exxon Mobil affiliate. Prior to joining Votorantim Metais S.A., from 2004 until 2012, Mr. Porto worked in several senior management positions as supply chain executive at Vale S.A., reaching the position of officer Procurement Director. After, served as Executive Officer at the Bravante Group, an oil & gas company. Mr. Porto graduated with a degree in chemical engineering from the Federal University of Rio de Janeiro (“UFRJ”) and holds an Executive MBA from Fundação Dom Cabral. He has also obtained executive education program certificates from the Massachusetts Institute of Technology, and Kellogg Graduate School of Management in the United States and the IMD in Switzerland.

Evaluation of executive officers

On an annual basis, the performance of our executive officers is evaluated by the Chief Executive Officer, the compensation, nominating and governance committee and ultimately, the Board of Directors. We strive to create a strong ethical and high-performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience and diversity necessary to carry out our strategy.

Each year, our Chief Executive Officer presents to the Board of Directors a report on potential successors to his position, which considers the ability of succession candidates to succeed the Chief Executive Officer in an emergency, on an interim or permanent basis, as well as critical experiences and other attributes required in order for each candidate to enhance his or her readiness for succession. Our Board of Directors discusses potential successors with the Chief Executive Officer, as well as potential successors to each member of the management team.

Position descriptions

Our Board of Directors has developed position descriptions for each of the Chief Executive Officer and chief financial officer (the “Chief Financial Officer”), which are discussed below.

Chief Executive Officer

Our Board of Directors believes that our Chief Executive Officer must have experience in, among other things: leading businesses of a similar complexity and scale; carrying out growth and value creation mandates; participating in mergers and acquisitions; articulating and executing long-term corporate strategies; and facilitating development within high achieving organizations. In addition, our Board of Directors expects our Chief Executive Officer to have knowledge of the mining and metals industry, international experience and an extensive global network. According to our Board of Directors, our Chief Executive Officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation within the market; and the ability to communicate with and influence stakeholders.

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Chief Financial Officer

Our Board of Directors believes that our Chief Financial Officer must have experience in, among other things: leading accounting, controllership, financial planning and analysis, investor relations, treasury matters, mergers and acquisitions and risk management activities; formulating a company’s plan and direction for the future; developing financial, operational and tax-related strategies; managing transactions; overseeing internal controls in compliance with applicable laws and regulations; and implementing all financial-related activities within a company. In addition, our Board of Directors expects our Chief Financial Officer to have public company experience, strong analytical and business valuation skills and knowledge of national securities exchanges, such as the NYSE and TSX, international experience and an extensive global network. According to our Board of Directors, our Chief Financial Officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation in the market; and the ability to communicate with and influence stakeholders.

Management committee

In accordance with our Articles, the Board of Directors may delegate its powers to conduct our management and affairs, as well as its representation of us with respect to such matters, to a management committee. The management committee consists of at least three, and a maximum of seven, members. The members are not required to be shareholders or directors of Nexa. The Board of Directors may not delegate its powers related to general guidance of our business or acts reserved to the Board of Directors pursuant to the 1915 Law.

The following table sets forth the members of our management committee, and their respective positions as of December 31, 2020. The term of the members of our management committee expires on the day of the first Board of Directors meeting held after the 2021 general shareholders’ meeting.

Name	Age	Principal Residence	Position
Tito Botelho Martins Júnior	58	São Paulo, Brazil	President and Chief Executive Officer
Rodrigo Menck	46	São Paulo, Brazil	Senior Vice President Finance and Group Chief Financial Officer
Mauro Davi Boletta	60	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	43	Lima, Peru	Senior Vice President Mining
Marcio Luis Silva Godoy	55	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	53	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology
Ricardo Moraes Galvão Porto	47	Lima, Peru	Senior Vice President Commercial & Supply Chain

Conduct Committee

Our conduct committee reports to the Chief Executive Officer and was created on January 1, 2014. Its internal rules were revised and updated on December 2, 2019.

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The conduct committee may be composed of at least seven members, such members being necessarily the Chief Executive Officer, the Senior Vice President of Finance and Group Chief Financial Officer, the Vice President of Human Resources, the Head of Internal Audit and Compliance, the Group General Counsel, the Compliance Manager and two representatives of the Ethics Line program, a confidential reporting system available to internal and external parties designed to allow anonymous reporting of violations of our code of conduct, policies and internal procedures or applicable laws.

Our conduct committee’s primary responsibilities are to assist the management committee in enforcing the code of conduct, reviewing any claims raised through the Ethics Line program, and identifying claims that should be rated as critical. The conduct committee also assists our audit committee by ensuring that any claim filed through the Ethics Line program and rated as critical is properly elevated to the audit committee for further review.

Family relationships among executives

Our executives do not have any family relationships among themselves or with any other of our employees.

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SHAREHOLDER COMMUNICATIONS

Shareholders may contact any of the Company’s directors, including the Chair, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Nexa Resources S.A.
37A, Avenue J. F. Kennedy
L-1855 Luxembourg, Grand-Duchy of Luxembourg
Attn: Legal Department

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the 2021 Annual General Meeting of Shareholders must comply with the requirements contained in article 13.9 of our Articles. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Nexa files annual and special reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (+1) 202 551-6551 for further information on the public reference room.

Nexa’s SEC and Canadian securities filings are also available to the public on the SEC’s internet website at www.sec.gov and on Canadian securities regulatory authorities’ internet website at www.sedar.com. In addition, Nexa’s SEC filings are also available to the public on Nexa’s website, https://ir.nexaresources.com/regulatoryfilings. Information contained on Nexa’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

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Important Notice Regarding the Availability of Proxy Materials for the
Shareholders’ Meetings to be Held on June 10, 2021

Information is now available regarding the 2021 Annual General Meeting of Shareholders and Extraordinary General Meeting of the Shareholders (the “Meetings”) at https://ir.nexaresources.com/shareholdersmeeting.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO
VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual General Meeting and the Extraordinary General Meeting, common shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Annual General Meeting or Extraordinary General Meeting in person, you must reserve your seat by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 4th, 2021 by contacting our Investor Relations department at ir@nexaresources.com. Additional details regarding requirements for admission to the Annual General Meeting and the Extraordinary General Meeting are described in the Proxy Statement under the heading “Who May Attend the Annual General Meeting?”.

If you are a holder of record of our common shares as of the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own common shares beneficially through a bank, broker or otherwise, you will be admitted to the Meetings upon presenting a form of photo identification and proof of share ownership as of the Record Date; in order to vote at the Meetings, you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as at the close of business (EDT) on April 28, 2021 (the “Record Date”) or a letter from a bank or broker confirming your ownership as at the Record Date are examples of proof of share ownership for purposes of admission to the Annual General Meeting and the Extraordinary General Meeting. If you are a holder of common shares you will be entitled to vote at the Annual General Meeting and the Extraordinary General Meeting or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Annual General Meeting or the Extraordinary General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual General Meeting and the Extraordinary General Meeting. Any shareholder that decides to attend the Annual General Meeting or the Extraordinary General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s common shares at the Annual General Meeting as further described in the Proxy Statement under the heading “What Is the Process for Revocation of Proxies?”.

Luxembourg
April 30, 2021

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